UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: CrowdStreet Private Equity REIT I, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 98 San Jacinto Blvd, 4th Floor, Austin, TX 78701

Telephone Number (including area code): (971) 803-3110

Name and address of agent for service of process:

The Corporation Trust Company Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

copy to:

Shaun Reader

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, New York 10178

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X]* * NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Austin and state of Texas on the 14th day of February, 2022.

Signature: /s/ Kristen Howell

CrowdStreet Private Equity REIT I, Inc.

Attest:	/s/ Sheldon Chang Sheldon Chang President

2. Form of signature if registrant is an unincorporated investment company not having a board of directors.